EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AU Optronics Corp.:

We consent to the incorporation by reference of our report dated April 26, 2005 with respect to the consolidated balance sheets of AU Optronics Corp. (the “Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004 in the Registration Statement on Form F-3 filed by the Company with the United States Securities and Exchange Commission on July 8, 2005 and to the reference to our firm under the headings “Experts”, and “Summary Consolidated Financial Information” in the Registration Statement.

/s/ KPMG Certified Public Accountants

Hsinchu, Taiwan (the Republic of China)

July 8, 2005